November 2011

P.O. Box 2600
Valley Forge, PA 19482-2600

vanguard.com

Asset Allocation Fund owners: Vote your fund’s proxy

Dear Vanguard Client:

We recently sent an e-mail to the trustee named first in the Vanguard account for which you’re named as a trustee. The e-mail explained that you can now vote on an important proposal presented in a proxy by the trustees of Vanguard Asset Allocation Fund. As noted in the e-mail, the first listed trustee can log on to vanguard.com and go to My Messages to read a secure message about the proxy statement. The message describes how a vote can be registered on behalf of the account.

We encourage all trustees to discuss how they wish to vote on the proposal. All trustees have equal rights in deciding how to vote.

You can vote on the proposal because you were listed as a trustee for an account that owned shares of Vanguard Asset Allocation Fund on the record date of October 31, 2011. We encourage you to cast a vote, even if any of the shares are sold after that date. No matter how many shares you own, your vote is important.

If you have any questions about the proxy, please call 800-662-7447.

Thank you in advance for voting.

Sincerely,

F. William McNabb III
Chairman and Chief Executive Officer

This material may be used in conjunction with the offering of shares of any Vanguard fund only if preceded or accompanied by the fund's current prospectus.

∧ 2011 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.

AAPLT 112011

November 2011

P.O. Box 2600
Valley Forge, PA 19482-2600

vanguard.com

Asset Allocation Fund owners: Vote your fund’s proxy

Dear Vanguard Client:

We recently sent an e-mail to the person named first in your Vanguard Asset Allocation Fund joint account, explaining that you can now vote on an important proposal presented in a proxy by the trustees of Vanguard Asset Allocation Fund. As noted in the e-mail, the first listed account owner can log on to vanguard.com and go to My Messages to read a secure message about the proxy statement. The message describes how a vote can be registered on behalf of your account.

We encourage joint owners to discuss how they wish to vote on the proposal. All joint account owners have equal rights in deciding how to vote.

You can vote on the proposal because you owned shares of Vanguard Asset Allocation Fund on the record date of October 31, 2011. We encourage you to cast a vote, even if you sell any of your shares after that date. No matter how many shares you own, your vote is important.

If you have any questions about the proxy, please call 800-662-7447.

Thank you in advance for voting.

Sincerely,

F. William McNabb III
Chairman and Chief Executive Officer

This material may be used in conjunction with the offering of shares of any Vanguard fund only if preceded or accompanied by the fund's current prospectus.

∧ 2011 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.

JAAPL 112011

Subject line: You can now vote your fund's proxy

Asset Allocation Fund owners: Vote your fund's proxy

Dear ##SALUTATION##:

Please log on to vanguard.com and go to My Messages to read a secure message about an important proxy statement. The message explains how you can vote on a proposal presented in the proxy by the trustees of Vanguard Asset Allocation Fund.

Please note that proxy materials for joint accounts have been electronically delivered to the secure message center of the first named individual in the joint account registration. If you are not the first named owner, please consult with your joint owner(s) regarding the proxy and vote.

You can vote on the proposals because you owned shares of Vanguard Asset Allocation Fund on the "record date" of October 31, 2011. We encourage you to cast a vote, even if you sell any of your shares after that date. No matter how many shares you own, your vote is important.

Thank you in advance for voting.

F. William McNabb III

Chairman and Chief Executive Officer

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Proxy secure message

Asset Allocation Fund owners: Vote your fund's proxy

You’re now able to review the proxy statement that asks you and other Vanguard Asset Allocation Fund shareholders to vote on a proposed reorganization presented by your fund's trustees. After you read this entire message, please go to Vanguard's authorized voting website using the customized link below to read the official proxy statement and cast your vote.

proxyWebsite

About the proposal and your vote

The purpose of the proposed reorganization is to combine the Asset Allocation Fund with Vanguard Balanced Index Fund, a much larger fund that also invests in both stocks and bonds. The Balanced Index Fund adheres to a strategic investment policy (60% stocks/40% bonds) and seeks to track two indexes that represent the broad U.S. equity and U.S. taxable bond markets.

Because you owned shares of the Asset Allocation Fund on the record date of October 31, 2011, we encourage you to cast a vote, even if you sold any of your shares after that date. No matter how many shares you own, your vote is important.

Thank you in advance for voting. If you have any questions about the proxy, please call 800-662-7447.

Your official instructions

Please note that the Vanguard Asset Allocation Fund proxy for a Special Meeting of Shareholders is scheduled to be held on January 26, 2012. This proxy is solicited on behalf of the board of trustees of the fund.

As you proceed to the voting site to electronically cast your vote, please keep the following points in mind:

•	You're appointing Natalie Bej, F. William McNabb III, and Heidi Stam, or any of them, as your Proxies for the purpose of voting with respect to all interests in the fund to which you're entitled to vote at the Special Meeting of Shareholders to be held on January 26, 2012, and at any adjournments or postponements thereof.

•	You may view the Notice of a Special Meeting of Shareholders and an accompanying Proxy
Statement (at the above link) that provide detailed information regarding the proposal to be addressed at the meeting. You should read those materials carefully.

•	Your fund's board of trustees recommends that you vote “FOR” the proposed reorganization.

•	This proxy will be voted in accordance with your instructions.

•	The Proxies are authorized at their discretion to vote upon such other matters as may come before the meeting or any adjournments or postponements thereof.

When you click the link above, you will leave Vanguard's website and enter the voting website, which is sponsored by Computershare Fund Services, Vanguard's authorized agent for proxy voting and tabulation services. You'll be automatically directed to a secure personalized online proxy ballot that will allow you to cast your vote for your Vanguard account. Please note that Computershare meets Vanguard's strict information security guidelines.

If you prefer to visit the voting site later on your own, you can access it using the link below.

www.proxy-direct.com/vanguard

However, if you visit the voting site by this method, you'll need to enter the following information when prompted:

  Control number: xxx xxxx xxxx xxx
  Security code: xxxx xxxx

VANGUARD TEST PROXY WO#22926: TOUCH-TONE TELEPHONE VOTING SCRIPT

** PROXY CARD **	IVR Revised 09-28-11
Control Number: 926 99999 001 099 Security Code: 9999 9999

WHEN CONNECTED TO OUR PHONE VOTING SYSTEM ACCESSED VIA OUR TOLL-FREE NUMBER 1-800-337-3503 THE SHAREHOLDER HEARS:

THE INITIAL PROMPT:

"Thank you for calling the proxy voting line."

"Before you can vote, I'll need to validate some information from your proxy card or meeting notice.

On your card or notice there’s a shaded box with a 14 digit number inside. Please enter that number now." AFTER THE SHAREHOLDER ENTERS THEIR 14 DIGIT CONTROL NUMBER, HE/SHE HEARS: "Next, located in the un-shaded box is an 8 digit number. Please enter this number now."

THEN YOU HEAR:
"Thank you. Please hold while I validate those numbers."

IF CUSTOM GREETING IS APPROVED, THE SHAREHOLDER WILL HEAR THE FOLLOWING CUSTOM SPEECH: "Okay, you'll be voting your proxy for shares in Vanguard Asset Allocation Fund."

IF THERE IS A PRIOR VOTE IN THE SYSTEM FOR THE CONTROL NUMBER ENTERED YOU HEAR:

" I see that you’ve already voted. If you don’t want to change your vote you can just hang-up. Otherwise, remain on the line and I’ll take you through the voting process again..."

IF THERE IS NO PRIOR VOTE, THE FOLLOWING IS HEARD:

"I'm about to take you through the voting process. Please keep your voting card or meeting notice in front of you to follow along. Okay, let's begin…"

THE VOTING OPTIONS ARE THEN OFFERED:

"You can vote in one of two ways...To vote as the Board Recommends on the Proposal, press 1; or To vote directly on the Proposal, press 2."

OPTION 1: VOTING AS THE BOARD RECOMMENDS:

IF THE SHAREHOLDER PRESSES 1 TO VOTE AS THE BOARD RECOMMENDS ON THE PROPOSAL, HE/SHE WILL HEAR: "Please note: Your vote will be cast automatically should you decide to hang up during the summary." "You’ve elected to vote on the proposal in accordance with the recommendation of the Board." "If this is correct, press 1; otherwise, press 2. If you'd like to hear the information again, press # (pound). " IF THE SHAREHOLDER PRESSES 1, INDICATING THE VOTE IS CORRECT, HE/SHE WILL HEAR: "Please hold while I record your vote." THEN THEY HEAR: "Your vote has been recorded. It’s not necessary for you to mail in your proxy card or meeting notice." "I'm now going to end this call unless you have another proxy card or meeting notice to vote or you want to change your vote. If you need to vote again, press one now."

IF THE SHAREHOLDER PRESSES 2, INDICATING AN INCORRECT VOTE, HE/SHE WILL HEAR:
"Okay, lets change your vote." The system then prompts the voting options again.

AFTER THE SHAREHOLDER'S VOTE IS RECORDED, IF THEY CHOOSE TO VOTE ANOTHER PROXY THEY HEAR: "Before you can vote, I'll need to validate some information from your proxy card or meeting notice.

On your card or notice there’s a shaded box with a 14 digit # inside. Please enter that number now."

IF THE SHAREHOLDER ELECTS TO END THE CALL, HE/SHE WILL HEAR: "Thank you for voting, goodbye."

OPTION 2: IF THE SHAREHOLDER OPTS TO VOTE ON THE PROPOSAL DIRECTLY:

THE SHAREHOLDER HEARS:

"Okay, I'll take you through the proposal"

THEN, MATCHING THE SHAREHOLDER'S PROXY CARD, THEY WILL BE PROMPTED FOR VOTING AS FOLLOWS:

"Proposal 1:" "To vote FOR Press 1; AGAINST Press 2; Or to ABSTAIN Press 3"

WHEN THE SHAREHOLDER HAS COMPLETED VOTING ON THE PROPOSAL, HE/SHE WILL HEAR: "Okay, you've finished voting but your vote has not yet been recorded." "To hear a summary of how you voted, press 1; To record your vote, Press 2." IF THE SHAREHOLDER PRESSES 1, TO HEAR A SUMMARY OF THEIR VOTE, HE/SHE WILL HEAR: "Please note your vote will be cast automatically should you decide to hang up during the summary."

"You've elected to vote as follows..." [THEN A PLAYBACK OF THE VOTE COLLECTED FOR THE PROPOSAL IS HEARD] THEN AFTER THE VOTE PLAYBACK, THE SHAREHOLDER HEARS:

"If this is correct, press 1; Otherwise, press 2. If you'd like to hear the information again press # (pound)."

IF THE CALLER CHOOSES TO RECORD THEIR VOTE (EITHER BEFORE OR AFTER THE SUMMARY IS HEARD), THEY HEAR: "(Okay) Please hold while I record your vote." THEN THEY HEAR: "Your vote has been recorded. It’s not necessary for you to mail in your proxy card or meeting notice." "I’m now going to end this call unless you have another proxy card or meeting notice to vote or you want to change your vote. If you need to vote again, press one now."

IF THE SHAREHOLDER PRESSES 2, INDICATING AN INCORRECT VOTE, HE/SHE WILL HEAR:
"Okay, lets change your vote." [The system then prompts the voting options again.]

AFTER THE SHAREHOLDER'S VOTE IS RECORDED, IF THEY ELECT TO VOTE ANOTHER PROXY, HE/SHE HEARS: "Before you can vote, I'll need to validate some information from your proxy card or meeting notice.

On your card or notice there’s a shaded box with a 14 digit # inside. Please enter that number now." IF THE SHAREHOLDER ELECTS TO END THE CALL, HE/SHE WILL HEAR: "Thank you for voting, goodbye."